[MORGAN STANLEY & CO. INCORPORATED LETTERHEAD]

September 24, 2010

VIA EDGAR

John Grzeskiewicz

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Nuveen New Jersey Dividend Advantage Municipal Fund 2

Registration Statement on Form N-2

File Nos. 333-164478 and 811-10551

Dear Mr. Grzeskiewicz:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, on behalf of the several underwriters, of the above captioned securities, hereby joins in the request of Nuveen New Jersey Dividend Advantage Municipal Fund 2 that the effectiveness of the Registration Statement relating to such securities be accelerated so that the Registration Statement will become effective by 10:00 a.m., Eastern Time, on September 28, 2010, or as soon thereafter as practicable.

Sincerely,

MORGAN STANLEY & CO. INCORPORATED

As Representative

By: MORGAN STANLEY & CO. INCORPORATED

By:	/s/ Michael Borut
Name: Title:	Michael Borut Executive Director